July 18, 2008

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Healthcare Services
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	NeoStem, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2007
File No. 1-33650

Dear Ms. Jenkins:

We are in receipt of your letter dated June 27, 2008 (the “Letter”) regarding the review by the Securities and Exchange Commission (the “Commission”) of the Annual Report on Form 10-K of the Company for the year ended December 31, 2007 (the “2007 Annual Report”). The following comment is made in the Letter:

“Note 8 - Stockholder’s Equity (Warrants), page F-19

We note you have classified the underwriter’s purchase option (UPO) and the warrants issued in the August 2007 public offering as equity. We note also that the UPO and warrants are not exercisable unless, at the time of exercise, there is an effective registration statement relating to the securities and a related current prospectus. In this situation, equity classification is appropriate if the agreement specifies that in the event you are unable to honor the holder’s exercise request, you have no obligation to net cash settle the warrants and/or unit purchase option. Please refer to paragraph 17 of EITF 00-19 and tell us why you believe the UPO and the warrants issued in August 2007 are appropriately classified as equity.”

 Company Response:

The Company respectfully submits that the warrants issued as part of the units sold in its August 2007 public offering (the “Public Warrants”), as well as the purchase option/warrants granted to its underwriter (the “Underwriter Warrants” and collectively with the Public Warrants, the “Warrants”), are appropriately classified as equity in the financial statements contained in the 2007 Annual Report for the reasons stated below.

420 Lexington Avenue, Suite 450, New York, NY 10170     212.584.4180 main      646.514.7787 fax

Paragraph 17 of EITF 00-19, to which you refer in the Letter, states in relevant part that the “Task Force observed that if (a) a derivative contract requires physical or net share settlement by delivery of registered shares . . . and (b) the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares… Consequently, the derivative must be classified as an asset or a liability… because share settlement is not within the company’s control.” (emphasis added)

It is the Company's position that Paragraph 17 of EITF 00-19 does not apply, due to the presumption set forth in Paragraph 18 that in certain circumstances (such as those that apply to the Company in this case), the requirement that share delivery be within the control of the company is deemed to be met. Specifically, Paragraph 14 of EITF 00-19 provides in relevant part that “[t]he events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18, below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability.” (emphasis added) However, Paragraph 18 of EITF 00-19, setting forth a consensus reached by the Task Force, states in relevant part that “if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force's consensus in paragraph 14.” (emphasis added)

In the instant case, at the time of the issuance of all the Warrants, the shares underlying such Warrants were registered on the Company’s Pre-Effective Amendment No. 3 to its Registration Statement on Form SB-2/A, File No. 333-142923, declared effective by the Commission on July 16, 2007, and there are no further timely filing or registration requirements. Neither the Warrant Agreement governing the Public Warrants, nor the Underwriter Warrants, require the Company to continually maintain an effective registration statement for the shares of the Company’s common stock underlying the Warrants. As a result, applying the criteria specified by the Task Force, the Company respectfully submits that it meets the requirements of Paragraph 18 of EITF 00-19.

For the reasons cited above, the Company believes that the Warrants are appropriately classified as equity in the financial statements contained in the 2007 Annual Report.

In connection with the Company’s response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Annual Report;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2007 Annual Report; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions relating to the matters discussed in this letter. I may be reached at (212) 584-4171 or the address set forth on the first page of this letter.

Very truly yours,

/s/ Catherine M. Vaczy
Catherine M. Vaczy
Vice President and General Counsel